Exhibit 99.1

SINA Reports First Quarter 2016 Financial Results

SHANGHAI, China—May 11, 2016—SINA Corporation (the “Company” or “SINA”) (NASDAQ: SINA), a leading online media company serving China and the global Chinese communities, today announced its unaudited financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

•            Net revenues increased 8% year over year to $198.7 million. Non-GAAP net revenues increased 8% year over year to $196.1 million.

•            Advertising revenues grew 8% year over year to $163.0 million. Non-advertising revenues were $35.7 million. Non-GAAP non-advertising revenues were $33.1 million.

•            Net income attributable to SINA was $15.3 million, or $0.22 diluted net income per share attributable to SINA. Non-GAAP net loss attributable to SINA was $2.8 million, or $0.04 non-GAAP diluted net loss per share attributable to SINA.

“We are delighted to have a good start of 2016, with Weibo continuing to show strong momentum on both operational and financial results.” said Charles Chao, Chairman and CEO of SINA. “Weibo’s user community and engagements kept robust growth, mainly thanks to the optimization of information feed and strong consumption of video content on the platform. On the mobile front, Weibo strengthened the leading position with over 91% of the average daily active users coming from mobile devices in March 2016. On the monetization front, advertising revenues from key accounts and small and medium enterprises (SME) customers have become the key driver of Weibo revenue growth.” said Mr. Chao.

“On the portal side, our performance was largely in line with our expectation, taking seasonality factor into account. We are glad to see the positive trajectory in mobile monetization of portal, with nearly 44% of portal ad spending generated from mobile devices in this quarter.” Mr. Chao added.

First Quarter 2016 Financial Results

For the first quarter of 2016, SINA reported net revenues of $198.7 million, compared to $184.6 million for the same period last year. Non-GAAP net revenues for the first quarter of 2016 totaled $196.1 million, compared to $182.0 million for the same period last year.

Online advertising revenues for the first quarter of 2016 were $163.0 million, compared to $150.4 million for the same period last year. The year-over-year growth in online advertising revenues resulted from an increase of $20.1 million in Weibo advertising and marketing revenues, partially offset by a decline of $7.5 million in portal advertising revenues. Weibo’s advertising revenue from Alibaba was $11.1 million, compared to $34.5 million for the same period last year, which was under a strategic collaboration agreement that expired in January 2016.

Non-advertising revenues for the first quarter of 2016 were $35.7 million. Non-GAAP non-advertising revenues for the first quarter of 2016 were $33.1 million, compared to $31.6 million for the same period last year.

Gross margin for the first quarter of 2016 was 59%, compared to 58% for the same period last year. Advertising gross margin for the first quarter of 2016 was 58%, compared to 57% for the same period last year. Non-advertising gross margin for the first quarter of 2016 was 64%, compared to 61% for the same period last year. The increase in non-advertising margin was primarily due to the decrease in revenues contributed by lower margin businesses, such as MVAS.

Operating expenses for the first quarter of 2016 totaled $126.3 million, compared to $132.5 million for the same period last year. Non-GAAP operating expenses for the first quarter of 2016 totaled $111.1 million, compared to $119.6 million for the same period last year, primarily due to the decrease in sales and marketing expenditures.

Loss from operations for the first quarter of 2016 was $8.5 million, compared to a loss of $25.2 million for the same period last year. Non-GAAP income from operations for the first quarter of 2016 was $5.6 million, compared to a non-GAAP loss from operations of $13.6 million for the same period last year as a result of operational leverage achieved by Weibo.

Non-operating income for the first quarter of 2016 was $24.3 million, compared to a non-operating income of $8.4 million for the same period last year. Non-operating income for the first quarter of 2016 mainly included 1) a one-off deconsolidation gain amounted $14.8 million as a result of disposing partial ownership in non-core business, which was measured by the amount of fair value of the interests retained in the former subsidiaries over the carrying amount of the deconsolidated assets/liabilities and non-controlling interests recognized at the date of losing control, and such gain was excluded under non-GAAP measure; 2) a $15.3 million net gain on disposing of certain investments, which is excluded under non-GAAP measure; 3) a $10.6 million loss pick-up from equity-method investments, which are accounted for under the equity-method and reported one quarter in arrears, mainly resulted from loss pick-up from the Company’s investment in E-House. Non-operating income for the first quarter of 2015 mainly included $3.7 million earnings picked up from equity-method investments.

Net income attributable to SINA for the first quarter of 2016 was $15.3 million, compared to a net loss of $10.3 million for the same period last year. Diluted net income per share attributable to SINA for the first quarter of 2016 was $0.22, compared to a net loss per share of $0.18 for the same period last year. Non-GAAP net loss attributable to SINA for the first quarter of 2016 was $2.8 million, compared to a net income of $3.0 million for the same period last year. Non-GAAP net loss in the first quarter of 2016 was mainly resulting from equity loss generated by E-House. Non-GAAP diluted net loss per share attributable to SINA for the first quarter of 2016 was $0.04, compared to a net income per share of $0.04 for the same period last year.

As of March 31, 2016, SINA’s cash, cash equivalents and short-term investments totaled $2.2 billion, at similar level as of December 31, 2015. For the first quarter of 2016, net cash provided by operating activities was $18.2 million, capital expenditures totaled $8.0 million, and depreciation and amortization expenses amounted to $6.6 million.

Non-GAAP Measures

This release contains the following non-GAAP financial measures: non-GAAP net revenues, non-GAAP non-advertising revenues, non-GAAP advertising and non-advertising gross margin, non-GAAP operating expenses, non-GAAP income (loss) from operations, non-GAAP net income (loss) attributable to SINA and non-GAAP diluted net income (loss) per share attributable to SINA. These non-GAAP financial measures should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with U.S. GAAP. The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.

The Company’s non-GAAP financial measures exclude recognition of deferred revenues in relation to the equity investment in E-House, stock-based compensation, amortization of intangible assets net of tax, adjustment for non-GAAP to GAAP reconciling items on the share of equity method investments, gain/loss on sale of investment/business, deemed disposal and impairment on investment, impairment on goodwill, adjustment for non-GAAP to GAAP reconciling items for the income (loss) attributable to non-controlling interests and amortization of convertible debt issuance cost. The Company’s management uses these non-GAAP financial measures in their financial and operating decision-making, because management believes these measures reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. The Company believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: (i) in comparing the Company’s current financial results with the Company’s past financial results in a consistent manner, and (ii) in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

Use of non-GAAP financial measures has limitations. The Company’s non-GAAP financial measures do not include all income and expense items that affect the Company’s operations. They may not be comparable to non-GAAP financial measures used by other companies. Management compensates for these limitations by also considering the Company’s financial results prepared in accordance with U.S. GAAP. Reconciliations of the Company’s non-GAAP measures to the nearest comparable GAAP measures are set forth in the section below titled “Unaudited Reconciliation of Non-GAAP to GAAP Results.”

Conference Call

SINA will host a conference call from 10:10 p.m. — 10:50 p.m. Eastern Time on May 11, 2016 (or 10:10 a.m. — 10:50 a.m. Beijing Time on May 12, 2016) to present an overview of the Company’s financial performance and business operations. A live webcast of the call will be available through the Company’s corporate website at corp.sina.com.cn. The conference call can be accessed as follows:

US:+1 845 675 0438
Hong Kong:+852 3018 6776
China: 400 120 0654
International:+65 6713 5440
Passcode for all regions: 7854427

A replay of the conference call will be available through morning Eastern Time May 20, 2016. The dial-in number is +61 2 9003 4211. The passcode for the replay is 7854427.

About SINA

We are a leading online media company serving China and the global Chinese communities. Our digital media network of SINA.com (portal), SINA.cn (mobile portal), SINA Mobile Apps and Weibo.com (social media) enables Internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA.cn and SINA Mobile Apps provide news information, professional and entertainment content from SINA.com customized for mobile users in WAP (mobile browser) and mobile application format. Weibo is a leading social media platform for people to create, distribute and discover Chinese-language content. Based on an open platform architecture, Weibo allows users to create and post feeds and attach multi-media content, as well as access a wide range of organically and third-party developed applications, such as online games.

Through these properties and other product lines, we offer an array of online media and social media services to our users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statement

This press release contains forward-looking statements that relate to, among other things, SINA’s expected financial performance and SINA’s strategic and operational plans (as described, without limitation, in quotations from management in this press release). SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “confidence,” “estimates” and similar statements. SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to failure to meet internal or external expectations of future performance given the rapidly evolving markets; condition of the global financial and credit market; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on online advertising sales and value-added services for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with other parties, such a Alibaba; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA’s annual report on Form 20-F for the year ended December 31, 2015 and other filings with the Securities and Exchange Commission.

Contact:

Investor Relations
SINA Corporation
Phone: +86 10 5898 3336
Email: ir@staff.sina.com.cn

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31,		December 31,
	2016	2015	2015
Net revenues:
Advertising	$162,967	$150,353	$223,159
Non-advertising	35,708	34,234	33,031
	198,675	184,587	256,190
Cost of revenues *:
Advertising	68,189	63,949	77,787
Non-advertising	12,705	13,368	11,267
	80,894	77,317	89,054
Gross profit	117,781	107,270	167,136

Operating expenses:
Sales and marketing *	51,702	60,251	62,851
Product development *	52,494	51,613	51,953
General and administrative *	22,134	20,634	22,745
	126,330	132,498	137,549
Income (Loss) from operations	(8,549)	(25,228)	29,587

Non-operating income (loss):
Earning (Loss) from equity method investments, net	(10,564)	3,652	(798)
Gain (Loss) on sale of investments\business and impairment on investments, net	28,227	(1,085)	(5,570)
Interest and other income, net	6,608	5,783	4,262
	24,271	8,350	(2,106)

Income (Loss) before income taxes	15,722	(16,878)	27,481
Income tax benefits (expenses)	16	2,985	(5,627)

Net income (loss)	15,738	(13,893)	21,854
Less: Net income (loss) attributable to non-controlling interests	418	(3,584)	7,301

Net income (loss) attributable to SINA	$15,320	$(10,309)	$14,553

Basic net income (loss) per share attributable to SINA	$0.22	$(0.18)	$0.22
Diluted net income (loss) per share attributable to SINA **	$0.22	$(0.18)	$0.21

Shares used in computing basic
net income (loss) per share attributable to SINA	69,857	58,753	65,272
Shares used in computing diluted
net income (loss) per share attributable to SINA	70,296	58,753	65,927

* Stock-based compensation in each category:
Cost of revenues - advertising	$1,566	$1,423	$1,141
Sales and marketing	2,843	2,622	2,456
Product development	4,922	3,495	3,371
General and administrative	6,911	5,834	5,881

** Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

SINA CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. Dollars in thousands)

	March 31,	December 31,
	2016	2015
Assets
Current assets:
Cash and cash equivalents	$731,722	$763,439
Short-term investments	1,459,044	1,446,414
Restricted cash	137,183	140,652
Accounts receivable, net	176,299	228,732
Prepaid expenses and other current assets *	168,027	135,416
Subtotal	2,672,275	2,714,653

Property and equipment, net	45,235	47,495
Goodwill and intangible assets, net	60,430	61,954
Long-term investments	1,244,243	1,212,640
Other assets	323,624	320,205
Total assets	$4,345,807	$4,356,947

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable **	$85,320	$81,351
Amount due to customers	137,183	140,652
Accrued liabilities **	221,829	265,490
Convertible debt *	796,506	795,108
Deferred revenues	76,008	79,528
Income taxes payable	15,874	16,426
Subtotal	1,332,720	1,378,555

Long-term deferred revenue	73,299	76,003
Other long-term liabilities	25,822	25,721
Total liabilities	1,431,841	1,480,279

Shareholders’ equity
SINA shareholders’ equity	2,580,643	2,565,272
Non-controlling interests	333,323	311,396
Total shareholders’ equity	2,913,966	2,876,668

Total liabilities and shareholders’ equity	$4,345,807	$4,356,947

* Effectively January 2016, ASU 2015-3 issued by FASB requires entities to present the issuance costs of debt in the balance sheet as a direct deduction from the related debt rather than assets. Accordingly, the Company retrospectively reclassified $4.9 million of issuance cost of debt from prepaid expenses and other current assets into convertible debt as of December 31, 2015.

** Commencing on January 1, 2016, in order to enhance comparability with industry peers, payables that have been invoiced or formally agreed with the suppliers were recorded in accounts payable. To conform to current period presentations, the relevant amounts in prior periods have been reclassified from accrued liabilities accordingly. Such reclassification amounted to $77.8 million as of  December 31, 2015.

SINA CORPORATION

UNAUDITED ADDITIONAL INFORMATION

(U.S. Dollars in thousands)

	Three months ended
	March 31,		December 31,
	2016	2015	2015

Net revenues
Portal:
Portal Advertising	$63,721	$71,193	$93,632
Other	15,664	17,104	13,533
Subtotal	79,385	88,297	107,165

Weibo	119,290	96,290	149,025
	$198,675	$184,587	$256,190

Cost of revenues
Portal:
Portal Advertising	$35,537	$38,974	$40,601
Other	8,731	9,418	6,348
Subtotal	44,268	48,392	46,949

Weibo	36,626	28,925	42,105
	$80,894	$77,317	$89,054

SINA CORPORATION

UNAUDITED RECONCILIATION OF NON-GAAP TO GAAP RESULTS

(U.S. Dollars in thousands, except per share data)

	Three months ended
	March 31, 2016				March 31, 2015				December 31, 2015
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results

Advertising revenues	$162,967			$162,967	$150,353			$150,353	$223,159			$223,159
Non-advertising revenues	35,708	(2,609	)(a)	33,099	34,234	(2,609	)(a)	31,625	33,031	(2,609	)(a)	30,422
Net revenues	$198,675	$(2,609)		$196,066	$184,587	$(2,609)		$181,978	$256,190	$(2,609)		$253,581

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		1,566	(b)			1,423	(b)			1,141	(b)
Gross profit	$117,781	$(1,043)		$116,738	$107,270	$(1,186)		$106,084	$167,136	$(1,468)		$165,668

		(14,676	)(b)			(11,951	)(b)			(11,708	)(b)
		(557	)(c)			(902	)(c)			(873	)(c)
Operating expenses	$126,330	$(15,233)		$111,097	$132,498	$(12,853)		$119,645	$137,549	$(12,581)		$124,968

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		16,242	(b)			13,374	(b)			12,849	(b)
		557	(c)			902	(c)			873	(c)
Income (loss) from operations	$(8,549)	$14,190		$5,641	$(25,228)	$11,667		$(13,561)	$29,587	$11,113		$40,700

		(2,609	)(a)			(2,609	)(a)			(2,609	)(a)
		16,242	(b)			13,374	(b)			12,849	(b)
		434	(c)			694	(c)			671	(c)
		(481	)(d)			2,286	(d)			(719	)(d)
		(28,227	)(e)			1,085	(e)			5,570	(e)
		(4,519	)(f)			(2,644	)(f)			(6,592	)(f)
		1,084	(g)			1,111	(g)			1,089	(g)
Net income (loss) attributable to SINA	$15,320	$(18,076)		$(2,756)	$(10,309)	$13,297		$2,988	$14,553	$10,259		$24,812

Diluted net income (loss) per share attributable to SINA *	$0.22			$(0.04)	$(0.18)			$0.04	$0.21			$0.35
Shares used in computing diluted net income (loss) per share attributable to SINA	70,296	(439	)(h)	69,857	58,753	36	(h)	58,789	65,927	6,468	(h)	72,395

Gross margin - advertising	58%	1%		59%	57%	1%		58%	65%	1%		66%
Gross margin - non-advertising	64%	-2%		62%	61%	-3%		58%	66%	-3%		63%

(a)         To adjust the recognition of deferred revenue related to the license agreements granted to E-House.

(b)         To adjust stock-based compensation.

(c)          To adjust  amortization of intangible assets and tax provision on amortization of intangible assets.

(d)         To adjust the Non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.

(e)          To adjust (gain) loss on sale of investments\business, (gain) loss on deemed disposal and impairment on investments, net.

(f)           To adjust Non-GAAP to GAAP reconciling items for the (income) loss attributable to non-controlling interests.

(g)         To adjust the amortization of convertible debt issuance cost.

(h)         To adjust the number of shares for dilution resulted from convertible debt and unvested equity granted.

*                       Net income (loss) attributable to SINA is adjusted for diluted shares issued by our subsidiary and equity method investments.

UNAUDITED RECONCILIATION OF SINA’S SHARE OF EQUITY INVESTMENTS’ GAAP TO NON-GAAP RESULTS*

	Three months ended
	March 31, 2016			March 31, 2015			December 31, 2015
	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results	Actual	Adjustments	Non-GAAP Results

To adjust stock-based compensation		$1,555			$1,381			$1,480
To adjust amortization of intangible assets resulting from business acquisitions		604			607			422
To adjust gain on sale of investments		(808)			—			(4,752)
To adjust the (gain) loss resulting from the fair value changes in investments		(2,126)			—			1,836
Earning (Loss) from equity method investments, net	$(10,270)	$(775)	$(11,045)	$3,950	$1,988	$5,938	$(503)	$(1,014)	$(1,517)
Share of amortization of equity investments’ intangibles not on their books	$(294)	$294	$—	$(298)	$298	$—	$(295)	$295	$—
	$(10,564)	$(481)	$(11,045)	$3,652	$2,286	$5,938	$(798)	$(719)	$(1,517)

* Earning (Loss) from equity method investments is recorded one quarter in arrears.